UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)   *

CapitalSource Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
14055X102
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,809,096
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,809,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,876,781 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RR Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,940,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,940,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,008,437 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,243,768
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,243,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,311,453 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,208
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,893 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,309
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,994 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,073,871
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,073,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,556 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon FCP, Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon FCIP, Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon FCOI II, Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,226,968
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,226,968
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,294,653 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 13 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,151,252
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,151,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,218,937 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 14 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,940,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,940,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,008,437 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 15 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew B. Fremder [See Item 2(a)]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,823
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,823
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel J. Hirsch
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,862
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER 30,862
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 28 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard H. Voon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 29 of 49 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,445,905 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,378,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,378,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,445,905 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 30 of 49 Pages

           This Amendment No. 14 to Schedule 13D amends the Schedule 13D initially filed on August 15, 2003 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note

This Schedule 13D reports that on March 23, 2009 the Reporting Persons sold 9,892,054 Shares, representing approximately 3.3% of the Company’s outstanding Shares. Of the total 9,892,054 Shares sold, an aggregate 6,655,053 Shares were sold by the Farallon Trusts (as defined below), 2,283,642 Shares were sold by the Management Company (as defined below) on behalf of the Parent Managed Account (as defined below) and 953,359 Shares were sold by RR and Tinicum (each as defined below).

Amendment No. 13 to Schedule 13D, filed on January 7, 2009, reported that the Farallon Trusts intended to liquidate over time and that the Management Company expected to dispose of the Shares held for the benefit of the Parent Managed Account over time. As a result of their March 23, 2009 sales, the Farallon Trusts have liquidated all their Shares and the Management Company has disposed of all Shares held on behalf of the Parent Managed Account. In addition, via their March 23, 2009 sales, RR and Tinicum have disposed of all Shares beneficially owned by them.

Item 2. Identity And Background

Item 2 is amended and restated in its entirety as follows:

(a)       This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	RR Capital Partners, L.P., a Delaware limited partnership (“RR”), with respect to the Shares held by it;

(iii)	Farallon CS Institutional Finance II, L.P., a Delaware limited partnership (“Farallon CS LP”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(v)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(vi)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

Page 31 of 49 Pages

(vii)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(viii)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, RR, Farallon CS LP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon Trusts

(ix)	Farallon FCP, Ltd., a Delaware statutory trust (the “FCP Trust”), with respect to the Shares held by it;

(x)	Farallon FCIP, Ltd., a Delaware statutory trust (the “FCIP Trust”), with respect to the Shares held by it; and

(xi)	Farallon FCOI II, Ltd., a Cayman Islands trust (the “FCOI II Trust”), with respect to the Shares held by it.

The FCP Trust, the FCIP Trust and the FCOI II Trust are together referred to herein as the “Farallon Trusts.”

The Farallon General Partners

(xii)

Farallon Partners, L.L.C., a Delaware limited liability company ( “FPLLC”), which is the general partner of each of the Farallon Funds, other than Farallon CS LP, and solely as a trustee of each of the Farallon Trusts, with respect to the Shares held by each of the Farallon Funds, other than Farallon CS LP, and the Farallon Trusts, as applicable; and

(xiii)	Farallon CS Institutional Finance, L.L.C., a Delaware limited liability company (“Farallon CS LLC”), which is the general partner of Farallon CS LP, with respect to the Shares held by Farallon CS LP.

FPLLC and Farallon CS LLC are together referred to herein as the “Farallon General Partners.”

The Management Company

(xiv)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), which is a manager of a certain account (the “Parent Managed Account”), its wholly-owned subsidiary (the “Subsidiary Managed Account” and, together with the Parent Managed Account, the “Managed Accounts”) and Farallon CS LLC, with respect to the Shares held by Farallon CS LP and the Managed Accounts.

Page 32 of 49 Pages

The Individual Reporting Persons

(xv)

The following persons, each of whom is a managing member of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds, the Farallon Trusts and the Managed Accounts: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Andrew J.M. Spokes (“Spokes”), Richard H. Voon (“Voon”) and Mark C. Wehrly (“Wehrly”);

(xvi)

Thomas F. Steyer (“Steyer”), who is a senior managing member of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds, the Farallon Trusts and the Managed Accounts and with respect to both the 12,376 Shares distributed from vested restricted stock units received for service as a member of the Company’s Board of Directors (the “Board”) following his resignation from the Board and the 18,486 Shares he is deemed to beneficially own through ownership of the options received for service as a member of the Board prior to his resignation; and

(xvii)

Andrew B. Fremder (“Fremder”), with respect to the Shares held by the Farallon Funds, the Farallon Trusts and the Managed Accounts and with respect to Shares which Fremder is deemed to beneficially own through ownership of the options and phantom stock units received for service as a member of the Board.

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Company, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Rows 11 and 13 of each cover page. Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

Duhamel, Fried, Hirsch, Landry, MacMahon, Mellin, Millham, Moment, Pant, Patel, Spokes, Steyer, Voon and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Farallon Individual Reporting Persons and Fremder are together referred to herein as the “Individual Reporting Persons.”

(b)      The address of the principal business office of (i) the Farallon Funds, the Farallon Trusts, the Farallon General Partners and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)       The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of each of the Farallon Trusts is to liquidate over time any assets held by it. The principal business of

Page 33 of 49 Pages

FPLLC is to act as the general partner of the Farallon Funds and solely as a trustee of the Farallon Trusts. The principal business of Farallon CS LLC is to act as the general partner of Farallon CS LP. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each of the Farallon Funds, the Farallon Trusts, the Farallon General Partners and the Management Company is set forth above.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 is supplemented to report the following:

Since the filing of the prior Schedule 13D, Fremder acquired beneficial ownership of 5,640 Shares through receipt of restricted stock units received as compensation for serving on the Board. No consideration was paid by Fremder for such restricted stock units.

Item 4. Purpose Of The Transaction

Item 4 is amended and restated in its entirety as follows:

As disclosed by the Company in its Current Report on Form 8-K filed on April 17, 2008, the Company signed a purchase agreement to acquire certain assets from Fremont Investment & Loan for the purpose of forming a new California chartered industrial bank (the “Bank”). Under the U.S. Change in Bank Control Act and the regulations of the Federal Deposit Insurance Corporation (“FDIC”) thereunder, and under the California Financial Code, the Reporting Persons, as beneficial owners of more than 10% of the Company’s voting stock, would be presumed to control the Company and the Bank unless such presumption is rebutted. To rebut this presumption, the Reporting Persons have entered into an FDIC Passivity Agreement (the “Passivity Agreement”), which requires the Reporting Persons and certain affiliates not to directly or indirectly acquire or hold (together with its affiliates, officers and directors) 25% or more of any class of voting stock of the Company or its subsidiaries, not to direct or attempt to direct the management or policies of the Company or any of its subsidiaries and to refrain from certain other activities with or with respect to the Company; provided that Farallon may designate one director to serve on the Company’s Board of Directors. Mr. Andrew Fremder, a member of and consultant to the Management Company and FPLLC, serves as this Farallon-designated director.

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This summary of the Passivity Agreement is qualified in its entirety by the full terms and conditions of the form of Passivity Agreement, which is filed as Exhibit C to Exhibit 99.1 to the Form 8-K filed by the Company on June 18, 2008, which Passivity Agreement is incorporated by reference herein.

As to the Shares held by the Farallon Funds and any Shares held by or for the benefit of the Subsidiary Managed Account, although such entities do not have any specific plan or proposal to acquire, transfer or dispose of the Shares, consistent with their investment purpose and subject to the Passivity Agreement and bank regulatory requirements, if any, applicable to the Reporting Persons due to the Company’s acquisition of the Bank, such entities at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of their Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Persons and/or other investment considerations. None of such Reporting Persons has made a determination regarding a maximum or minimum number of Sharesor other securities of the Company which it may hold at any point in time.

The Reporting Persons have in the past engaged in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board of Directors of the Company regarding the Company.  The Reporting Persons’ communications currently are, and in the future will be, limited by and subject to the terms of the Passivity Agreement and applicable banking laws.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety as follows:

(a)	The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 302,462,010 Shares outstanding as of March 9, 2009, as reported by the Company in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 20, 2009 plus such additional Shares as each Reporting Person is deemed to beneficially own through ownership or deemed beneficial ownership of certain common stock options and units.

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(c)

The trade dates, number of Shares purchased or sold and the price per Share (net of commissions) for all purchases and sales of the Shares by the Farallon Funds in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were sales to a broker-dealer.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	As of March 23, 2009, each of RR and Tinicum is no longer the beneficial owner of any Shares.

(b)	The Farallon Trusts

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Trust is incorporated herein by reference.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (net of commissions) for all purchases and sales of the Shares by the Farallon Trusts in the past 60 days are set forth on Schedules C-E hereto and are incorporated herein by reference. All of such transactions were sales to a broker-dealer.

(d)

FPLLC solely in its capacity as a trustee of the Farallon Trusts has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Trusts as reported herein. The Farallon Individual Reporting Persons are managing members of FPLLC.

(e)	As of March 23, 2009, each of the Farallon Trusts is no longer the beneficial owner of any Shares.

(c)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (net of commissions) for all purchases and sales of the Shares by the Management Company on behalf of the Managed Accounts in the past 60

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days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were sales to a broker-dealer.

(d)

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reporting herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(d)	The Farallon General Partners

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partners is incorporated herein by reference.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds, other than Farallon CS LP, and the Farallon Trusts as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

(e)	The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds, other than Farallon CS LP, and the Farallon Trusts as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management

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Company is the manager of Farallon CS LLC and the Managed Accounts. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. FPLLC, as general partner to the Farallon Funds, other than Farallon CS LP, and solely as a trustee to the Farallon Trusts, may be deemed to be the beneficial owner of the Shares owned by the Farallon Funds, other than Farallon CS LP, and the Farallon Trusts. Farallon CS LLC, as general partner to Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by Farallon CS LP. The Management Company, as manager of Farallon CS LLC and the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP and the Managed Accounts. The Farallon Individual Reporting Persons, as managing members of both FPLLC and the Management Company with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds, the Farallon Trusts and the Managed Accounts. Each of the Farallon General Partners, the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares owned by the Farallon Funds and the Managed Accounts.

Each of Steyer and Fremder may be deemed to beneficially own certain Shares through ownership of immediately exercisable options and, in the case of Fremder, vested restricted stock units.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Item 6 is amended and restated in its entirety as follows:

As described in the prior Schedule 13D and pursuant to the terms of the Company'sThird Amended and Restated 2000 Equity Incentive Plan dated as of January 25, 2006 (the “Equity Plan”), each of Steyer and Fremder, as non-employee directors of the Company, is or, in the case of Steyer following his resignation from the Company’s Board, was, entitled to receive an annual retainer for serving on the Board and other payment in the form of cash, restricted stock and/or stock options for participation in Board and committee meetings, payment of which fees may be deferred if so elected, into the form of restricted stock units (also known as phantom stock units). The Equity Plan also provides that each of Steyer and Fremder receives or, in the case of Steyer prior to his resignation from the Board received, an annual equity grant as a non-employee director of the Company. Steyer had and Fremder has each elected to receive a portion of their compensation in stock options. To date, each of Steyer and Fremder has received immediately exercisable options to purchase 18,486 Shares.

In addition, Fremder receives a portion of his director compensation in the form of restricted stock units issued under the Company’s Amended and Restated Deferred Compensation Plan dated July 31, 2007 (the “Deferred Compensation Plan”). To date, and including the deemed re-investment of dividends pursuant to the Deferred Compensation Plan, Fremder has received 18,337 restricted stock units, 12,872 of which are vested and 5,465 of which vest at the date of the

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Company’s next annual shareholder meeting. For additional information regarding the terms of the stock options and restricted stock units owned by Fremder and/or Steyer, see the Forms 4 filed by such persons with respect to such director grants.

In connection with the terms of the Amended and Restated Registration Rights Agreement dated August 30, 2002 (the “Registration Rights Agreement”) entered into by the Company and certain of its shareholders, the Farallon Funds and Managed Accounts have certain demand and piggy-back registration rights and certain rights to request the Company to file a registration statement on Form S-3 registering their Shares. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. For a copy of the Registration Rights Agreement, see Exhibit 10.11 to the Registration Statement on Form S-1 (Reg. No. 333-106076) filed by the Company on June 12, 2003, which agreement is incorporated herein by reference.

Except for the Passivity Agreement described in Item 4 aboveor as otherwise described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2009

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

RR CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and solely as a Trustee of

FARALLON FCP, LTD.,

FARALLON FCIP, LTD. and

FARALLON FCOI II, LTD.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

on its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

for itself and as the General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact

for each of William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Daniel J. Hirsch, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Thomas F. Steyer, Richard H. Voon and Mark C. Wehrly

The Power of Attorney executed by Fremder authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2003 by such Reporting Person with respect to the Common Stock of the Company, is hereby incorporated by reference. The Power of Attorney executed by

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each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference. The Power of Attorney executed by each of Hirsch and Voon authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2009 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.

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ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partners is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

2.	Farallon CS LLC

(a)	Farallon CS Institutional Finance, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to Farallon CS Institutional Finance II, L.P.
(d)	Delaware limited liability company
(e)	Farallon Capital Management, L.L.C.

3.	FPLLC

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships and solely as a trustee to related trusts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

4.	Managing Members of the Management Company and FPLLC

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Each of the managing members of the Management Company and FPLLC other than Ashish H. Pant, Andrew J.M. Spokes and Gregory S. Swart is a citizen of the United States. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. Gregory S. Swart is a citizen of New Zealand. The business address of each of the managing members of the Management Company and FPLLC is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and FPLLC. The principal occupation of each other managing member of the Management Company and FPLLC is serving as a managing member of both the Management Company and FPLLC. None of the managing members of the Management Company and FPLLC has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

5.	Andrew B. Fremder

Andrew B. Fremder is a citizen of the United Sates. The business address of Andrew B. Fremder is 6114 La Salle Avenue, Suite 314, Oakland, California 94611. The principal occupation of Andrew B. Fremder is serving as the president of East Bay College Fund.

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SCHEDULE A

RR CAPITAL PARTNERS, L.P.

TRADE DATE 3/23/09	NO. OF SHARES SOLD 943,629	PRICE PER SHARE ($) 1.43

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SCHEDULE B

TINICUM PARTNERS, L.P.

TRADE DATE 3/23/09	NO. OF SHARES SOLD 9,730	PRICE PER SHARE ($) 1.43

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SCHEDULE C

FARALLON FCP, LTD.

TRADE DATE 3/23/09	NO. OF SHARES SOLD 2,936,365	PRICE PER SHARE ($) 1.43

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SCHEDULE D

FARALLON FCIP, LTD.

TRADE DATE 3/23/09	NO. OF SHARES SOLD 2,948,004	PRICE PER SHARE ($) 1.43

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SCHEDULE E

FARALLON FCOI II, LTD.

TRADE DATE 3/23/09	NO. OF SHARES SOLD 770,684	PRICE PER SHARE ($) 1.43

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SCHEDULE F

FARALLON CAPITAL MANAGEMENT L.L.C.

TRADE DATE 3/23/09	NO. OF SHARES SOLD 2,283,642	PRICE PER SHARE ($) 1.43

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